Room 4561

November 2, 2006

David Herbst, Manager
Bootheel Agri-Energy, LLC
1214 Linn Street
Sikeston, MO 63801

> **RE: Bootheel Agri-Energy, LLC.**
> **Registration Statement on Form SB-2/A**
> **File No. 333-136915**
> **Filed on October 16, 2006**

Dear Mr. Herbst:

We have reviewed the above-captioned filing and have the following comments.

General

1. Please advise us as to whether or not the managers have prior experience in forming and operating organizations that construct or operate ethanol plants. If so, please provide prior performance information as required by Item 8 of Industry Guide 5. If not, please add appropriate risk factor disclosure.

2. The terms of this offering are not clear. Disclosure in the 6th full paragraph on page 1 indicates that the "minimum amount which must be purchased in this offering in order for the offering to close successfully is $60,000,000 . . . ." Yet, disclosure elsewhere indicates that investments will be held in escrow until you receive the referenced $60 million plus written debt financing commitments for an amount ranging from $80 million to $130 million, depending on the capital raised. The receipt of debt written debt financing commitments appears to be a condition to closing of this offering and your disclosure should be revised to reflect this fact consistently. You may indicate that investors' funds will be held in escrow until you receive cash proceeds from the sale of your Units plus the receipt of written commitments for debt financing but should refrain from disclosing that the funds will be held in escrow until other conditions are satisfied. A vague reference of that nature fails to provide meaningful information about the conditions that are to be satisfied before the offering may be deemed "closed."

3. We note the information provided in response to our prior comment 1 of our letter dated September 21, 2006. In this regard, please provide an analysis of the "substantial duties" that each of the nineteen managers will be performing for or on behalf of Bootheel at the end of the offering.

4. Refer to prior comment 2 of our letter dated September 21, 2006 and make appropriate revisions in the "Plan of Distribution" section. There, we again note reference to the offering being undertaken on a "best efforts" basis.

5. We cannot locate your revisions and/or submissions in response to our prior comment 6 of our letter dated September 2, 2006 and we reissue the comment. With respect to any third-party statements in your prospectus such as the industry data you present, separately provide us with support for such statements. Refer, for example and without limitation, to the disclosure contained in the paragraph immediately preceding "Distillers Grains" on page 57. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please confirm whether the source of each statistic is publicly available without cost or at a nominal expense. If an expanse is imposed, tell us the amount. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

Prospectus Summary, page 1

6. We reissue our prior comment 13 of our letter dated September 21, 2006. For investors that may be unfamiliar, provide a general description of a limited liability company. Also, add risk factor disclosure that addresses the potential disadvantages to investors relating to the complexities involved with tax preparation that will be associated with Unit holders who will need to receive K-1 reports. In this regard, but for a single additional disclosure in the summary that indicates that you do not intend to offer tax filing guidance to your Unit holders, you have not provided a meaningful discussion of the technicalities of K-1 reports.

The Offering, page 1

7. We note your response to our prior comment 16 of our letter dated September 21, 2006. Please add disclosure that addresses the circumstances under which you may waive conditions to the purchase of the units and which conditions are subject to waiver. Your disclosure should also address whether a waiver

constitutes a change in a material term of the offering such that the offering would be deemed terminated, which would required prompt return of investors' funds.

Escrow of Subscriptions, page 5

8. We note your response to our prior comment 17 of our letter dated September 21, 2006 and we reissue the comment. When the escrow agreement is finalized, please file it as an exhibit and include a materially complete description of the escrow procedures.

9. We reissue our prior comment 28 of our letter of September 21, 2006 as it pertains to the statement on page 84 that "[a]ny person holding a Unit in the Company should be treated as a partner of the Company . . . ." Also, refer to page 87, where you and counsel state that the conduct of your business, should, with respect to a member, constitute passive activity.

Capitalization, page 29

10. Please revise the column heading to indicate, if true, that scenarios 5 and 6 are also "Pro Forma". If these scenarios are not pro forma presentations, revise the column headings to clearly indicate what the relevant amounts represent.

Federal Income Tax Considerations, page 81

11. In the first paragraph under the sub-heading "General" you refer to counsel's opinion regarding the material Federal income tax consequences to individual citizens and residents of the United States". Please revise so that the reference to the scope of counsel's opinion addresses the material Federal income tax consequences to the registrant. The tax consequences to Bootheel that are discussed in the section include the conclusion that it will be treated as a partnership and that Bootheel will not be subject to Federal income tax on any taxable income.

Recourse and Non-Recourse Debt, page 85

12. Additionally, under the sub-heading recourse and non-recourse debt, or in another appropriate location, clarify whether the lending arrangement that will initially be obtained to satisfy the closing condition of the offering will be recourse or non-recourse financing.

Financial Statements

General

13. Certain of your financial statements include dates in the titles of the financial statements which differ from the dates shown in the column headings of the respective periods presented. For example, the title of your balance sheet indicates that the amounts are as of June 30, 2006, while the column headings indicate that the amounts are as of June 30, 2006 and December 30, 2005. Please review and revise the disclosure as necessary.

Notes to Financial Statements

Note B: Members' Equity, page F-8

14. Your revised disclosures on page F-8 indicate that the public placement memorandum offers a minimum of 35 million Class A units with offering proceeds of $70 million which results in $120 million in debt financing. We note that this disclosure appears to differ from disclosure appearing elsewhere in your filing, including the cover page and page 1, which indicates that the minimum number of Class A units is 30 million with offering proceeds of $60 million resulting in $130 million in debt financing. Please review and revise the disclosure as necessary.

Part II – Information Not Required in Prospectus

Exhibits

Exhibit 10.3

15. We note you provide a "form of" agreement as Exhibit 10.3. The option agreement should be filed in the form it was executed.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Gregory G. Johnson, Esq.
by facsimile at (816) 374-3300